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NOVAMERICAN STEEL INC.
6001 Irwin Street
LaSalle, Quebec, Canada H8N 1A1

                      May 3, 2005

VIA EDGAR AND
FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Attention: Pamela A. Long, Esq.

  Re:
  Novamerican Steel Inc.
  Registration Statement on Form F-3
  (Registration No. 333-122923)
  Request for Acceleration

Ladies and Gentlemen:

        On behalf of Novamerican Steel Inc. (the "Company"), pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests that the Company's Registration Statement on Form F-3 (File No. 333-122923) be declared effective on Wednesday, May 4, 2005 at 4:30 p.m. Eastern Time or as soon thereafter as possible.

Sincerely,
Novamerican Steel Inc.
By:	/s/ CHRISTOPHER H. PICKWOAD
Name:	Christopher H. Pickwoad
Title:	Executive Vice President and Chief Financial Officer

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NOVAMERICAN STEEL INC. 6001 Irwin Street LaSalle, Quebec, Canada H8N 1A1